EXHIBIT 99.2

Dear Members of the Board of Directors,

Since becoming Chairman of the Kelly board of directors on January 30, 2026, I have had the privilege of working alongside a talented and dedicated group of directors, and I am grateful for the commitment each of you has shown during this transition period.

At the annual meeting on May 7, 2026, we welcomed three additional directors—Woody Young, Mike Wartell, and Ryan McCrory—completing the transition of governance. The board now consists of 11 directors, with 7 new and experienced members joining the 4 directors carried over from the board seated at year end. This reconstitution of the board follows Hunt Equity Opportunities LLC’s acquisition of the interests previously held by the Terence E. Adderley Revocable Trust K. As CEO of Hunt Companies, the ultimate parent of HEO, I am honored to lead this next chapter alongside our fellow directors.

Hunt Companies was founded in 1947, making it, at 79 years old, nearly as venerable as Kelly. Hunt was a publicly listed general contractor from 1969 until 1977, when Woody Hunt took it private and refocused the business on building and owning residential real estate. Hunt eventually evolved into a diversified holding company with interests in real estate, asset management, construction, and financial services. I became CEO in 2015. From 1977 through 2025, Hunt shareholders have seen the value of their equity compound at a rate in the high teens. While past performance is not indicative of future results, we bring this same long-term, patient, and disciplined approach to our investment in Kelly. And while Hunt cannot guarantee any particular outcome for Kelly, we are prepared to contribute our operational expertise, strategic perspective, and deep relationships where appropriate in support of Kelly’s continued progress.

Kelly will celebrate its 80th anniversary this autumn—a testament to the enduring strength of this company and the dedication of its people. While Kelly has faced challenges in recent years, including revenue headwinds and the strategic repositioning of certain acquired businesses, the company has taken meaningful steps to address these issues and is now better positioned to move forward. Most significantly, in August 2025 Kelly made the bold decision to bring on Chris Layden as its first CEO from outside the company. I have had the opportunity to work closely with Chris over the past two and a half months, and I am convinced that hiring Chris was exactly the right decision. Chris brings the kind of results-oriented leadership that this moment demands, and we fully intend to support his efforts to build a better Kelly and deliver strong results for our clients and shareholders.

In that spirit of partnership and progress, Hunt is requesting that the Board form a special committee of independent and disinterested directors, fully empowered to retain its own independent legal and financial advisors, so that the company may be prepared to discuss and evaluate new potential opportunities for Kelly involving Hunt and its affiliates if and when presented, without delay. We believe establishing such a committee reflects our commitment to sound governance and transparency, and will help ensure that any potential opportunities are evaluated thoroughly and in the best interests of all stakeholders. We want to emphasize that any potential transaction would be pursued only in accordance with the terms of the Letter Agreement, dated January 30, 2026, by and between Kelly and HEO.

Kelly enters its next chapter with a refreshed board, dynamic and experienced leadership, and the continued support of Hunt Companies. We are encouraged by the direction this company is headed. Restoring growth, enhancing profitability, and continuing to earn the confidence of clients and shareholders will require sustained effort and discipline—but we believe the right people and the right governance are firmly in place. We look forward to working closely with each of you as we pursue Kelly’s path to renewed strength and success.

Sincerely,

/s/ James Christopher Hunt

James Christopher Hunt